     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)



                            WESTMORELAND COAL COMPANY
                (Name of the Issuer and Person Filing Statement)

               DEPOSITARY SHARES, EACH REPRESENTING ONE QUARTER OF
          A SHARE OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                   960878 30 4
                      (CUSIP Number of Class of Securities)

                              THEODORE E. WORCESTER
                 SENIOR VICE PRESIDENT OF LAW AND ADMINISTRATION
                               AND GENERAL COUNSEL
                            WESTMORELAND COAL COMPANY
                           2 NORTH CASCADE, 14TH FLOOR
                        COLORADO SPRINGS, COLORADO 80903
                                 (719) 442-2600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                 Please Address a Copy of All Communications to:

        MICHAEL J. LEVITIN                     ROBERT M. CHILSTROM
WINTHROP, STIMSON, PUTNAM & ROBERTS              ERIC J. FRIEDMAN
    1133 CONNECTICUT AVENUE, NW      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
      WASHINGTON, D.C. 20036                     919 THIRD AVENUE
          (202) 775-9800                       NEW YORK, N.Y. 10022
                                                  (212) 735-3000
                    ----------------------------------------

                                 MARCH 10, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE
==============================================================================

      TRANSACTION VALUATION               AMOUNT OF FILING FEE
------------------------------------------------------------------------------

          $19,999,989*                        $4,000.00**
------------------------------------------------------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                          Filing Party:  N/A
Form or Registration Nos.:  N/A                       Date Filed:  N/A

*  Assumes purchase of 1,052,631 depositary shares at $19.00 per share.
** Calculated based on the transaction value multiplied by one-fiftieth of one percent.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Westmoreland Coal Company, a Delaware corporation (the "Company"). The address of its principal executive office is 2 North Cascade, 14th Floor, Colorado Springs, Colorado 80903.

         (b) The exact title of the class of securities being sought is Depositary Shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock of the Company. Reference is made to the front cover page, "Summary", "Introduction", Section 4. "Number of Shares; Proration; Expiration Date; Extension of the Offer", Section 8. "Certain Conditions of the Offer" and Section 12. "Transactions and Arrangements Concerning the Depositary Shares" of the Offer to Purchase, a copy of which is attached hereto as Exhibit 99.A (the "Offer to Purchase"), which are incorporated herein by reference.

         (c) Reference is made to "Introduction" and Section 9. "Price Range of the Depositary Shares; Dividends" in the Offer to Purchase, which are incorporated herein by reference.

         (d) This statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) Reference is made to Section 11. "Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) Reference is made to Section 1. "Background to the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to Section 12. "Transactions and Arrangements Concerning the Depositary Shares" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Reference is made to Section 12. "Transactions and Arrangements Concerning the Depositary Shares" in the Offer to Purchase, which is incorporated herein by reference.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Reference is made to Section 14. "Fees and Expenses" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a) Reference is made to Section 10. "Certain Information Concerning the Company" in the Offer to Purchase, which is incorporated herein by reference.

         (b) Inapplicable.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) None.

         (b) Reference is made to Section 3. "Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase, which is incorporated herein by reference.

         (c) Reference is made to Section 1. "Background to the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" in the Offer to Purchase, which is incorporated herein by reference.

         (d) None.

         (e) Reference is made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits 99.A and 99.C, respectively, which are incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Offer to Purchase dated March 10, 1999 (Exhibit 99.A); Press Release issued by the Company on March 10, 1999 (Exhibit 99.B); Form of Letter of Transmittal (Exhibit 99.C); Form of Letter to Clients (Exhibit 99.D); Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit 99.E); Form of Letter to Shareholders (Exhibit 99.F); Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Exhibit 99.G); and Summary Instructions for Participation in Tender Offer (Exhibit 99.H).

         (b)   None.

         (c)   None.

         (d)   None.

         (e)   Inapplicable.

         (f)   None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 1999

                                       WESTMORELAND COAL COMPANY


                                       By: /s/ Robert J. Jaeger
                                          --------------------------------
                                          Name:  Robert J. Jaeger
                                          Title: Senior Vice President of
                                                 Finance and Treasurer

                                INDEX TO EXHIBITS

                                                                  PAGE IN
                                                                  SEQUENTIALLY
EXHIBIT                    DESCRIPTION                            NUMBERED COPY
-------                    -----------                            -------------

99.A     Offer to Purchase dated March 10, 1999
99.B     Press Release issued by the Company on March 10, 1999.
99.C     Form of Letter of Transmittal
99.D     Form of Letter to Clients
99.E Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.F     Form of Letter to Shareholders
99.G Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.H     Summary Instructions for Participation in Tender Offer